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                                                   [Logo of Telecom New Zealand]


11 February 2002


                                  MEDIA RELEASE

                       TCNZA SECURES A$35 MILLION CONTRACT
                               WITH TOLL HOLDINGS

Telecom New Zealand subsidiary TCNZA has secured a major contract to manage the telecommunications services of Australian transport and logistics company Toll Holdings Limited. The core elements of business under the three-year contract are expected to be worth A$35 million.

Toll Holdings Group General Manager IT, Martin Dunne said: "TCNZA's solution has come at the right time for Toll. With our growth strategy, we need a flexible, full service communications provider to grow with us.

"TCNZA can draw on the capability within the Telecom New Zealand Group here in Australia and enhance that offering with their WAN management services, help desk, billing, business continuity services as well as managing other suppliers' services," said Mr Dunne.

Head of TCNZA Karyn Devonshire said: "This contract gives support to the Australia-wide growth strategy of the Telecom New Zealand Group.

"Since establishing TCNZA two years ago, we now manage the A$500 million dollar Commonwealth Bank telecommunications business, all voice services for Woolworths Limited, and now Toll Holdings.

"Importantly, the Toll contract adds to the critical mass of our business, and may lead to further opportunity with Toll as its business grows.

                                                                        ... more



                          Telecom New Zealand Limited



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                                                   [Logo of Telecom New Zealand]


Ms Devonshire went on to say: "TCNZA's proven ability to work effectively with IT&T providers and integrate voice, data and mobile communication services is key to our unique business model, offering a flexible approach and a single point of accountability."

"By sourcing our technology from the `best on the market', including AAPT, Connect, and other businesses in the Telecom New Zealand Group, as well as strategic partners Hutchison 3G and AOL Australia, we are well placed to grow and capture new business in Australia's `Top 100' Corporate and Government market," said Ms Devonshire.

Media enquiries:

In New Zealand:                                         In Australia:
Martin Freeth                                           Mark Rudder
Telecom New Zealand                                     Cosway Australia
PH:  64 4 498 9361                                      Mob: 0411 362 362
Mob 027 242 0174



                          Telecom New Zealand Limited